Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on May 6, 2024, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2066724, Israel, for the following purposes:

(i)
to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to elect Ms. Orly Sorokin as a Class III director of the Company until the 2027 Annual General Meeting; and

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2023.

Shareholders of record at the close of business on April 3, 2024 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors,

Monica Iancu
Dated: March 25, 2024	Chief Executive Officer

MIND C.T.I. LTD.
2 HaCarmel Street
Yoqneam 2066724, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2024 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on May 6, 2024, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2066724, Israel.

The agenda of the Meeting shall be as follows:

(i)
to re-appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to elect Ms. Orly Sorokin as a Class III director of the Company until the 2027 Annual General Meeting; and

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2023.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to the time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 3, 2024 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 4, 2024 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On March 21, 2024, the Company had 20,281,826 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of  March 21, 2024, unless otherwise specified, by each person who is known to own beneficially 5% or more of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned	Percentage of Ordinary Shares(1)
Monica Iancu	3,121,527(2)	15.4%
Morgan Stanley and affiliates	1,091,018(3)	5.4%
A-6684 Capital Ltd.	1,051,000(4)	5.2%

 _________________________
(1)Based on 20,281,826 ordinary shares outstanding on March 21, 2024.

(2)Based on a Schedule 13G/A filed with the SEC on January 29, 2024.

(3) Based on a Schedule 13G/A filed with the SEC on February 8, 2024.

(4) Based on a Schedule 13G/A filed with the SEC on February 14, 2024.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2023, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2023.

BOARD DIVERSITY MATRIX (AS OF MARCH 25, 2024)

Nasdaq’s Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. A company that has five or fewer directors is required to have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and, in the matrix, below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification.

Country of Principal Executive Office - Israel

Foreign Private Issuer - Yes

Disclosure Prohibited under Home Country Law - No

Total Number of Directors – 4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s independent auditor is Fahn Kanne & Co. Grant Thornton Israel, certified public accountants in Israel (the "Auditor"). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company’s independent auditors until the Company’s next Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so. The remuneration paid to the Auditor for audit and non-audit services provided to the Company in the year 2023 was set forth in the Company's annual report on Form 20-F and will be presented at the Meeting.

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s independent auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Fahn Kanne & Co. Grant Thornton Israel, be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be, and it hereby is, authorized to determine the auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – TO APPROVE THE ELECTION OF ORLY SOROKIN AS A CLASS III DIRECTOR UNTIL THE 2027 ANNUAL GENERAL MEETING

Under the Company’s Articles of Association, our Board of Directors is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

At the Meeting, shareholders will be asked to elect Ms. Orly Sorokin to serve as a Class III Director of the Company, commencing on the date of the Meeting. If Ms. Orly Sorokin is elected as a Class III Director, her term of office will expire at the Company’s 2027 Annual General Meeting of shareholders. Ms. Sorokin qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

On March 6, 2024, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders elect Ms. Orly Sorokin as a Class III Director until the 2027 Annual General Meeting. If elected, her compensation will be equal to the compensation of our other non-executive directors, namely, $13,200 per annum and $680 per meeting (or $400 for participation via teleconference), as previously approved by our shareholders. The Company’s Audit Committee and Board of Directors believe that Ms. Sorokin’s election as a director is in the best interest of the Company.

Since 2023, Ms. Sorokin leads a new global program for startups at IBM that connects startups, enterprise innovation teams and VCs with a focus on AI. From 2013 to 2023, Ms. Sorokin held a number of positions at IBM, among them managing the IBM Alpha Zone acceleration program (where she helped startups to establish long-term tech and business partnership with IBM and its leading customers worldwide) and country sales leader for the Internet of Things unit. From 2012 to 2013, Ms. Sorokin served as a sales manager at Radware. From 2000 to 2011, she served in sales and business development positions at MIND CTI. Ms. Sorokin holds a BA in Economics and an MBA from Haifa University.

The Board of Directors has determined that Ms. Sorokin is professionally qualified, as such term is defined in the Companies Law and the regulations promulgated thereunder.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Ms. Orly Sorokin as a Class III director of the Company to serve until the Annual General Meeting to be convened in 2027.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2023 (the “Financial Statements”) in its annual report on Form 20-F, which was filed with the Securities and Exchange Commission on March 18, 2024. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated:  March 25, 2024

By Order of the Board of Directors,

Monica Iancu
Chief Executive Officer